Combining innovation leaders to revolutionize aortic treatments October 26, 2015 Filed by Endologix, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: TriVascular Technologies, Inc. Commission File No.: 001-36419

Endologix and TriVascular will remain separate operational entities until the closing of the proposed merger transaction. Until closing, Endologix will not offer TriVascular products and TriVascular will not offer Endologix products. The offering referenced herein is not contingent upon the closing of the proposed merger transaction. Forward-Looking Statements This presentation includes statements that may be forward-looking statements. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. Endologix and TriVascular caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the likelihood that the transaction is consummated on a timely basis or at all, including whether the conditions required to complete the transaction will be met, realization of the expected benefits of the transaction, competition from other products, changes to laws and regulations applicable to our industry, status of our ongoing clinical trials, clinical trial results, decisions and the timing of decisions of regulatory authorities regarding our products and potential future products, risks relating to foreign currency fluctuations, and a variety of other risks. Additional information about the factors that may affect the companies’ operations is set forth in Endologix’s and TriVascular’s annual and periodic reports filed with the Securities and Exchange Commission (the “SEC”). Neither Endologix nor TriVascular undertakes any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law. Additional Information and Where to Find It The merger transaction referenced in this presentation has not yet commenced, and no proxies are yet being solicited. Endologix plans to file a registration statement on Form S–4 (“S-4”) that will serve as a prospectus for Endologix shares to be issued as consideration in the merger and as a proxy statement of TriVascular for the solicitation of votes of TriVascular stockholders to approve the proposed merger transaction (the “Proxy Statement/Prospectus”). This presentation is for informational purposes only and does not constitute an offer to sell or the solicitation of offers to buy any securities of Endologix. This presentation is also not a substitute for the S-4, the Proxy Statement/Prospectus or any other documents that Endologix or TriVascular may file with the SEC or send to stockholders in connection with the proposed merger transaction. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT ENDOLOGIX, TRIVASCULAR AND THE MERGER TRANSACTION. TRIVASCULAR STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY DECISION REGARDING VOTING ON THE PROPOSED MERGER TRANSACTION. In addition to the SEC filings made in connection with the merger transaction, each of Endologix and TriVascular files annual, quarterly and current reports and other information with the SEC. Endologix’s and TriVascular’s filings with the SEC, including the Proxy Statement/Prospectus once it is filed, are available to the public free of charge at the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by TriVascular will be made available free of charge on TriVascular’s website at http://investors.trivascular.com. Copies of documents filed with the SEC by Endologix will be made available free of charge on Endologix’s website at http://investor.endologix.com. Participants in the Solicitation Endologix, TriVascular and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies from TriVascular’s stockholders in connection with the proposed merger transaction. Information regarding Endologix’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 17, 2015; information regarding TriVascular’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 14, 2015. Other information regarding the interests of such potential participants will be contained in the Proxy Statement/Prospectus when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph. Disclaimers

Agenda Corporate values and synergies Overview of Endologix and TriVascular What we will look like together Our new brand Timing/next steps Combining innovation leaders to revolutionize aortic treatments | 10.26.15

The path to our new culture Combining innovation leaders to revolutionize aortic treatments | 10.26.15

Synergy of values Patient is #1 Customer centric organization Innovation in our DNA Quality focus Culture demands honesty and integrity Committed to making a difference Financial responsibility Successful integration Combining innovation leaders to revolutionize aortic treatments | 10.26.15

Key features that make this a great merger Combining innovation leaders to revolutionize aortic treatments | 10.26.15 Expanded global sales force Multiple new product launches over next 24 months Broad product offering for AAA An innovation leader with broad clinical indications Significant clinical evidence 370 issued and pending patents Leverages best-in-class technology & employees with strong commercial capability Over $30 million in synergies Accretive in 2018 Synergies Growth Technology

Combining innovation leaders to revolutionize aortic treatments | 10.26.15 AAA disease requires multiple solutions

Merger creates one company with multiple AAA treatment options Combining innovation leaders to revolutionize aortic treatments | 10.26.15 CAUTION: Nellix is an investigational Device. Limited by federal (United States) law to investigational use only.

EVAR Innovative solutions with broad clinical indications (post merger) Ultra-low profile Narrow & tortuous iliacs Complex necks Reverse taper Combining innovation leaders to revolutionize aortic treatments | 10.26.15 Preserve bifurcation Tight distal aorta Thrombus EVAS Complete AAA sealing Iliac aneurysms Complex AAA Lowest endoleaks Combined portfolio enables physicians to treat the most patients within IFU TriVascular Ovation Endologix AFX Endologix Nellix CAUTION: Nellix is an investigational Device. Limited by federal (United States) law to investigational use only.

Endologix and TriVascular company snapshots Combining innovation leaders to revolutionize aortic treatments | 10.26.15 Location Irvine, CA Santa Rosa, CA Number of employees 614 308 2014 revenue $148 Million $32 Million Commercial reach 44 countries 24 countries Key products AFX, Nellix Ovation

Strong revenue growth with a combined CAGR of 28% Combining innovation leaders to revolutionize aortic treatments | 10.26.15 Revenue $millions 180 154 111 89

Diversified product revenue (post merger) Combining innovation leaders to revolutionize aortic treatments | 10.26.15 Total Revenue: $190 million Q4 2014 – Q3 2015 AFX 68% Ovation 19% Nellix 13% U.S. 70% International 30% Revenue by geography Revenue by product

Key Product: TriVascular Ovation Prime® System 13 Lowest profile FDA-approved catheter Broadest FDA approved IFU Polymer sealing ring creates custom seal and protects the aortic neck Conformable, kink resistant iliac limbs Excellent safety and effectiveness data, including patients with challenging anatomic characteristics OVATION iX introduces many ease-of-use improvements Combining innovation leaders to revolutionize aortic treatments | 10.26.15

Key Product: Endologix AFX2®


AFX

- Broad anatomical applicability
  - Tight distal aortas
  - Thrombus laden necks
- Anatomical fixation with unibody design
  - Preserves native bifurcation and blood flow
  - Eliminates gate cannulation and limb competition
- ActiveSeal extends the effective seal zone beyond the neck
- Intuitive, streamlined deployment

ENDOLOGIX

Combining innovation leaders to revolutionize aortic treatments | 10.26.15 14

Key Product: Endologix Nellix® 15 Treat more patients Widest patient applicability on IFU Best solution for complex AAA Simplify procedure and planning Limited SKUs More predictable procedure times Intellix™ case planning and management software Designed to reduce endoleaks and secondary interventions Potential to reduce the total cost of care CAUTION: Investigational Device. Limited by federal (United States) law to investigational use only. Combining innovation leaders to revolutionize aortic treatments | 10.26.15

Significant clinical evidence to drive adoption* (post merger) 2015 2016 2017 Ovation IDE/CAP/PAS (2010) 320 320 320 Global Registry (2011) 501 501 501 LIFE (2014) 200 250 250 LUCY (2015) 20 225 225 Total 1,041 1,296 1,296 AFX IDEs (2000) 707 707 707 PEVAR (2010) 192 192 192 LEOPARD (2015) 150 800 800 Total 1,049 1,699 1,699 Nellix Global Registry (2013) 300 600 600 IDE/CAP (2013) 279 450 450 Complex (2016) 100 250 Total 579 1,150 1,300 Total Patients Enrolled 2,669 4,145 4,295 Combining innovation leaders to revolutionize aortic treatments | 10.26.15 *Estimates based upon current plans

Expanded global sales force (post merger) World-class team of trained sales representatives and clinical specialists Significant growth and cross-selling opportunities Customers in 44 countries across five continents Both Combining innovation leaders to revolutionize aortic treatments | 10.26.15

U.S. Europe Asia Pacific Latin America Deep pipeline addressing $2B+ opportunity* (post merger) 2015 2016 2017 2018 2019 2020 (Japan) (China) (Japan) (Brazil) (Argentina) (Japan) (Brazil, Argentina) CHEVAS CHEVAS CHEVAS THORACIC * Post-merger estimated regulatory approvals Combining innovation leaders to revolutionize aortic treatments | 10.26.15

Our commitment: the new Endologix story Combining innovation leaders to revolutionize aortic treatments | 10.26.15 We will maintain a singular focus on the aorta We will continue to uniquely pursue physician-driven innovation We will pioneer and deliver durable EVAR and EVAS solutions We will provide the broadest clinical indications in endovascular AAA Together, we will enable vascular specialists to optimize their AAA treatment to the individual requirements of each patient.

Treat more patients more effectively Our new brand identity

Our new look and feel

Highlights of our future merged company: benefits to key stakeholders Combining innovation leaders to revolutionize aortic treatments | 10.26.15 Patients Broadest indications for more on-label treatments Complex AAA and TAA solutions Enabling individualized AAA treatment Customers Aortic innovation leader with 370 patents and robust pipeline Broadest portfolio of solutions and clinical indications Exceptional clinical support and significant clinical evidence Employees Opportunity to save lives through advanced technology Global innovation leader Financial strength with strong revenue growth Investors Significant revenue growth powered by differentiated technology Substantial synergies accretive in 2018

Now – Deal Close Integration planning Communications regarding intended organization Employees Customers Suppliers Partners Timing/next steps Combining innovation leaders to revolutionize aortic treatments | 10.26.15 Post Deal Close Begin integration process Clarify new roles in organization (within 1 week) Important: The parties have not merged until the deal closes. Until then, we remain competitors and must act accordingly.

Summary: creating a leader in growth and innovation Combining innovation leaders to revolutionize aortic treatments | 10.26.15 Broadest AAA product line Impressive organizational capability with combined employee base Expanded global sales force Diversified revenue growth New multiple product launches Significant clinical evidence Accretive in 2018 with ~ $30M in synergies